Exhibit 99.1

FOR RELEASE

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 25, 2019 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $4.0 million, or $0.27 in Earnings Per Share (EPS), for the second quarter of 2019, an increase of $0.4 million, or $0.03 in EPS, compared to the second quarter of 2018. For the six months ended June 30, 2019, the Company reported Net Income of $30.5 million, or $2.05 in EPS, an increase of $11.3 million, or $0.75 in EPS, compared to the same six month period in 2018. In the first quarter of 2019, the Company recognized a one-time net gain of $9.8 million, or $0.66 in EPS, on the Company’s divestiture of its non-regulated business subsidiary, Usource. In addition, the Company’s earnings in the first six months 2019 were driven by higher natural gas and electric sales margins, partially offset by higher utility operating expenses. Earnings for the Company’s utility operations were Net Income of $20.7 million, or $1.39 in EPS, for the first six months of 2019, an increase of $1.5 million in Net Income, or $0.09 in EPS, compared to the first six months of 2018.

“We are pleased with our second quarter results, which reflect solid customer growth,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “Our significant capital investment program in our natural gas and electric distribution infrastructure continues to support this growth.”

Natural gas sales margins were $23.3 million and $66.8 million in the three and six months ended June 30, 2019, respectively, increases of $0.4 million and $4.0 million, respectively, compared to the same periods in 2018. Gas sales margins in the first six months of 2019 were positively affected by higher natural gas distribution rates of $3.8 million and $1.4 million from higher therm sales, reflecting customer growth. The positive effect of the higher rates and customer growth was partially offset by the absence in the current period of a $1.2 million non-recurring adjustment recognized in the second quarter of 2018 to increase gas revenue in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility.

Natural gas therm sales increased 2.3% and 2.2% in the three and six month periods ended June 30, 2019, respectively, compared to the same periods in 2018, reflecting customer growth. The

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were up 5.5% in the first six months of 2019 compared to the same period in 2018. As of June 30, 2019, the number of total natural gas customers served has increased by 1,457 over the last year.

Electric sales margins were $22.4 million and $45.5 million in the three and six months ended June 30, 2019, respectively, increases of $0.1 million and $0.9 million, respectively, compared to the same periods in 2018. Electric sales margin in the first six months of 2019 was positively affected by higher electric distribution rates of $1.4 million, partially offset by a decrease of $0.5 million from lower kWh sales, reflecting overall lower average usage, including reduced usage by industrial customers for production purposes.

Total electric kilowatt-hour (kWh) sales decreased 6.1% and 5.1%, respectively in the three and six month periods ended June 30, 2019 compared to the same periods in 2018. These decreases reflect overall lower average usage, including reduced usage by industrial customers for production purposes, partially offset by customer growth. As of June 30, 2019, the number of total electric customers served has increased by 533 over the last year.

Operation and Maintenance (O&M) expenses decreased $1.9 million and $0.7 million in three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Excluding a non-recurring adjustment to increase O&M expenses by $1.2 million in the second quarter of 2018 in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility, O&M expenses decreased $0.7 million and increased $0.5 million in the in three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The decrease in the three month period reflects lower labor costs of $0.6 million and lower utility operating costs of $0.5 million, partially offset by higher professional fees of $0.4 million. The increase in the six month period reflects higher utility operating costs of $0.3 million and higher professional fees of $0.4 million, partially offset by lower labor costs of $0.2 million. Included in the changes in O&M expenses discussed above are lower labor and other costs of $0.5 million and $0.9 million for the three and six month periods ended June 30, 2019 respectively, compared to the same periods in 2018, reflecting the divestiture of the Company’s non-regulated business subsidiary, Usource.

Depreciation and Amortization expense decreased $0.3 million and increased $1.2 million in the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The decrease in the three month period reflects lower amortization of storm costs, partially offset by increased depreciation on higher levels of utility plant in service. The increase in the six month period reflects increased depreciation on higher levels of utility plant in service, partially offset by lower amortization of storm costs.

Taxes Other Than Income Taxes decreased $0.1 million and increased $0.5 million in the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The decrease in the three month period reflects lower payroll taxes and property tax abatements, partially offset by higher local property tax rates on higher levels of utility plant in service. The increase in the six month period reflects higher local property tax rates on higher levels of utility plant in service, partially offset by property tax abatements.

Interest Expense, Net was essentially unchanged in the three months ended June 30, 2019, compared to the same period in 2018. For the six months ended June 30, 2019, Interest Expense, Net increased $0.2 million, compared to the same period in 2018, reflecting increased interest rates on higher levels of short-term debt, partially offset by lower interest on long-term debt.

Other Expense (Income), Net was essentially unchanged for the three months ended June 30, 2019 compared to the same period in 2018. Other Expense (Income), Net changed from an expense of $3.0 million in the first six months of 2018 to income of $10.8 million in the first six months of 2019, a net change of $13.8 million. This change primarily reflects a pre-tax gain of $13.4 million on the Company’s divestiture of Usource, discussed above and lower retirement benefit costs in the current period. The Usource divestiture generated a capital gain to the Company and a $3.6 million provision is included in the Company’s income tax expense for the six months ended June 30, 2019.

Federal and State Income Taxes increased by $1.3 million and $4.7 million for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, reflecting higher pre-tax earnings in the current period and, for the six month period, income taxes associated with the Company’s divestiture of its non-regulated business subsidiary, Usource.

At its January 2019, April 2019 and July 2019 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.37 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.48 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2019 results on Thursday, July 25, 2019, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,600 electric customers and 82,700 natural gas customers. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2019 and 2018 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	Change	2019	2018	Change
Gas Therm Sales:
Residential	9.6	9.6	—	33.6	33.4	0.6%
Commercial/Industrial	39.2	38.1	2.9%	111.3	108.4	2.7%

Total Gas Therm Sales	48.8	47.7	2.3%	144.9	141.8	2.2%

Electric kWh Sales:
Residential	135.9	144.3	(5.8%)	317.4	332.8	(4.6%)
Commercial/Industrial	224.8	239.8	(6.3%)	460.8	487.6	(5.5%)

Total Electric kWh Sales	360.7	384.1	(6.1%)	778.2	820.4	(5.1%)

Gas Revenues	$32.6	$34.7	$(2.1)	$119.0	$121.7	$(2.7)
Cost of Gas Sales	9.3	11.8	(2.5)	52.2	58.9	(6.7)

Gas Sales Margin	23.3	22.9	0.4	66.8	62.8	4.0
Electric Revenues	51.8	48.7	3.1	116.6	106.2	10.4
Cost of Electric Sales	29.4	26.4	3.0	71.1	61.6	9.5

Electric Sales Margin	22.4	22.3	0.1	45.5	44.6	0.9
Other Revenues	—	1.1	(1.1)	0.9	2.4	(1.5)

Total Sales Margin:	45.7	46.3	(0.6)	113.2	109.8	3.4

Operation & Maintenance Expenses	15.9	17.8	(1.9)	34.4	35.1	(0.7)
Depreciation & Amortization	12.4	12.7	(0.3)	26.2	25.0	1.2
Property & Other Taxes	5.1	5.2	(0.1)	11.5	11.0	0.5
Other Expense (Income), Net	1.3	1.3	—	(10.8)	3.0	(13.8)
Interest Expense, Net	5.9	5.9	—	12.1	11.9	0.2

Income Before Income Taxes	5.1	3.4	1.7	39.8	23.8	16.0
Income Tax Expense	1.1	(0.2)	1.3	9.3	4.6	4.7

Net Income	$4.0	$3.6	$0.4	$30.5	$19.2	$11.3

Earnings Per Share	$0.27	$0.24	$0.03	$2.05	$1.30	$0.75

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com